Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

September 13, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:  H. Christopher Owings, Esq.
          Ronald F. Alper, Esq.

RE:  Hotel Outsource Management International, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 30, 2010
        Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
        Filed May 14, 2010 and August 13, 2010
        File No. 000-50306

Dear Mr. Owings:

We are in receipt of your letter dated September 2, 2010, and would like to respond as follows:

Form 10-K for The Fiscal Year Ended December 31, 2009

General

1.	We note the correct item numbers in Parts II and III and will use them in future filings.

Cover Page

2.	We note the correct file number for our reports and will use it in future filings.

Controls and Procedures, page 49

Evaluation of Disclosure Controls and Procedures, Page 49

3.
Because the company has not completed its evaluation of all material subsidiaries, it must conclude that its disclosure controls and procedures are not effective.  The company expects this evaluation to be complete by the end of December 2010.

4.
The company has concluded that HOMI’s disclosure controls and procedures were not effective as of December 31, 2009.  We note the correct item numbers and will use them in future filings.  In all future filings we will clarify what management has “concluded” and not what management “believes,” and will refer to “disclosure” controls and procedures when discussing our conclusions regarding effectiveness.  In future filings we will prepare our disclosure to provide information required by Item 307 of Regulation S-K.

Management’s Report on Internal Control Over Financial Reporting , Page 49

5.
Because the evaluation of internal controls and procedures is not complete, management has concluded that its internal controls over financial reporting were not effective as of December 31, 2009.  Future filings will include disclosure providing information required by Item 308 (a) (3) of Regulation S-K.  We will refer to “internal” controls and procedures when discussing conclusions regarding effectiveness.

Exhibit 31.1

6.	Future filings will not contain references to “small business issuer.”

7.
Both Daniel Cohen and Jacob Ronnel will provide Section 302 and 906 certifications in future filings.  In the Form 10-K  for December 31, 2009, Mr. Ronnel was signing in his capacity as Chief Executive Officer and Chief Financial Officer (principal accounting officer).

Signatures, Page 58

8.	We confirm that Jacob Ronnel also signed in his capacity as principal accounting officer and will ensure that future filings so indicate.

Forms 10-Q For The Periods Ended March 31, 2010 and June 30, 2010

9.	We will respond to the above comments as they apply to future Form 10-Qs as appropriate.

HOMI acknowledges:

(1)	That it is responsible for the adequacy and accuracy of the disclosure of the filing,

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	HOMI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jacob Ronnel
Jacob Ronnel, CEO